Novus Therapeutics, Inc.

19900 MacArthur Blvd., Suite 550

Irvine, California 92612

(949) 238-8090

August 7, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn: Irene Paik

Re:	Novus Therapeutics, Inc.
Registration Statement on Form S-3
Filed June 23, 2017
File No. 333-218949

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Novus Therapeutics, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the effective time of the above referenced Registration Statement on Form S-3 filed by the Company (the “Registration Statement”) be accelerated to 4:00 p.m., Eastern Daylight Time, on August 9, 2017 or as soon thereafter as practicable.

Please call Ryan Murr of Gibson, Dunn & Crutcher LLP at (415) 393-8243 as soon as the Registration Statement has been declared effective.

[Signature page follows]

Very truly yours,

Novus Therapeutics, Inc.

/s/ Jon Kuwahara
Jon Kuwahara
Senior Vice President of Finance and Administration

cc:	Ryan A. Murr, Gibson, Dunn & Crutcher LLP